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                                    [LOGO]
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                              CNB HOLDINGS, INC.
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                                   [PICTURE]

                              2000 Annual Report
                              CNB HOLDINGS, INC.

========================================================================================================
900 Memorial Drive   .     Post Office Box 1060    .    Pulaski, Virginia 24301    .   (504) 994-0831
========================================================================================================

================================================================================

2000 Annual Report
--------------------------------------------------------------------------------

Table of Contents
Letter to Stockholders...................................................   1

Consolidated Balance Sheets..............................................   2

Consolidated Statements of Operations....................................   3

Consolidated Statements of Stockholders' Equity..........................   4

Consolidated Statements of Cash Flows....................................   5

Notes to Consolidated Financial Statements...............................   6

Independent Auditor's Report.............................................  24

Management's Discussion and Analysis.....................................  25

Board of Directors and Officers..........................................  40

Stockholder Information..................................................  41

[LOGO]
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CNB HOLDINGS, INC.
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February 28, 2001

CNB Holdings, Inc.
Shareholders

Dear Shareholder:

You are cordially invited to attend the annual shareholders meeting of CNB Holdings, Inc., to be held Thursday, April 12, 2001 at 10:00 a.m., local time at Community National Bank's training facilities, 900 Memorial Drive, Pulaski, Virginia. You will be asked to consider and vote on the nominees for election as directors to serve until 2004. Additionally we will review the results of 2000 and the future plans for CNB Holdings, Inc., and Community National Bank along with other business as may properly come before the meeting.

Community National Bank and CNB Holdings, Inc., operated successfully during the business year 2000. All preparations for the new millennium provided for an uneventful beginning related to computer technology. Effective bank management and leadership from the directors enabled the company to increase bottom line earnings significantly over the first five years of operation. Net income increased to $401,174 in 2000 from $29,438 in 1999 while earnings per share increased to $.0.43 in 2000 from $0.03 in 1999. We are now positioned to move forward in growth and profitability, thereby growing the investment of our shareholders.

During the year the company announced the intent of an affiliation with FNB Corporation. This affiliation has been delayed due to pending litigation concerning an apparent check-kiting scheme unearthed by our bank during the year. Community National Bank will vigorously defend its position and expects a positive outcome.

The board of directors joins me in thanking you for your continued support over the years and we look forward to continued growth in the value of our investment.

Hiawatha Nicely, Jr.

Hiawatha Nicely, Jr
Chairman, President, and CEO
CNB Holdings, Inc.

=============================================================================

Consolidated Balance Sheets
December 31, 2000 and 1999
-----------------------------------------------------------------------------


                                                        2000          1999
                                                    -----------   -----------
Assets
 Cash and due from banks                            $ 2,287,853   $ 2,887,271
 Interest-bearing deposits in banks                      19,185         9,356
 Federal funds sold                                      50,000       760,000
 Investment securities available for sale            14,906,925    13,869,948
 Restricted equity securities                           365,708       318,450
 Loans, net of allowance for loan losses
 of $429,905 in 2000 and $321,574 in 1999            33,078,951    31,570,674
 Property and equipment, net                          1,905,154     1,994,281
 Accrued income                                         374,569       307,451
 Other assets                                            47,042        60,900
                                                    -----------   -----------
     Total assets                                   $53,035,387   $51,778,331
                                                    ===========   ===========

Liabilities and Stockholders' Equity
 Deposits:
  Noninterest-bearing                               $ 4,420,708   $ 6,300,356
  Interest-bearing                                   41,800,545    39,469,377
                                                    -----------   -----------
     Total deposits                                  46,221,253    45,769,733

 Federal funds purchased                                 18,000             -
 Long-term debt                                         120,202       126,570
 Accrued interest payable                                66,071        61,095
 Other liabilities                                       39,818        27,954
                                                    -----------   -----------
     Total liabilities                               46,465,344    45,985,352
                                                    -----------   -----------

 Commitments and contingencies

Stockholders' equity:
 Preferred stock, $1 par value; 1,000,000 shares
 authorized; none outstanding                                 -             -
 Common stock, $5 par value; 10,000,000 shares
 authorized; 926,399 shares outstanding
 in 2000 and 1999                                     4,631,995     4,631,995
 Surplus                                              2,803,782     2,803,782
 Retained deficit                                      (755,192)   (1,156,366)
 Accumulated other comprehensive
 income (loss)                                         (110,542)     (486,432)
                                                    -----------   -----------
     Total stockholders' equity                       6,570,043     5,792,979
                                                    -----------   -----------
     Total liabilities and stockholders' equity     $53,035,387   $51,778,331
                                                    ===========   ===========

See Notes to Consolidated Financial Statements

================================================================================

Consolidated Statements of Operations
Years ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

                                                         2000        1999         1998
                                                       ----------  ----------   ----------
Interest income:
 Loans and fees on loans                               $2,761,911  $2,759,294   $2,322,271
 Federal funds sold                                        34,764      57,161      218,361
 Taxable investment securities                            973,260     831,176      800,268
                                                       ----------  ----------   ----------
     Total interest income                              3,769,935   3,647,631    3,340,900
                                                       ----------  ----------   ----------
Interest expense:
 Deposits                                               1,854,098   1,812,721    1,809,944
 Federal funds purchased                                   11,245      11,059          120
 Long-term debt                                             7,015       7,363        3,467
                                                       ----------  ----------   ----------
     Total interest expense                             1,872,358   1,831,143    1,813,531
                                                       ----------  ----------   ----------
     Net interest income                                1,897,577   1,816,488    1,527,369

Provision for loan losses                                 140,750     173,292      165,551
                                                       ----------  ----------   ----------
     Net interest income after provision
      for loan losses                                   1,756,827   1,643,196    1,361,818
                                                       ----------  ----------   ----------

Noninterest income:
 Service charges on deposit accounts                      182,496     172,063      169,108
 Net realized gains (losses) on sales of securities             -        (950)           -
 Other income                                             129,354      94,057      105,649
                                                       ----------  ----------   ----------
     Total noninterest income                             311,850     265,170      274,757
                                                       ----------  ----------   ----------

Noninterest expense:
 Salaries and employee benefits                           718,207     793,405      748,068
 Occupancy and equipment                                  247,875     252,531      244,143
 Data processing                                          228,034     203,820      158,589
 Other expense                                            473,387     629,172      461,606
                                                       ----------  ----------   ----------
     Total noninterest expense                          1,667,503   1,878,928    1,612,406
                                                       ----------  ----------   ----------

     Income before income taxes                           401,174      29,438       24,169

Income tax expense                                              -           -            -
                                                       ----------  ----------   ----------

     Net income                                        $  401,174  $   29,438   $   24,169
                                                       ==========  ==========   ==========

Basic earnings per share                               $      .43  $      .03   $      .03
                                                       ==========  ==========   ==========
Diluted earnings per share                             $      .41  $      .03   $      .03
                                                       ==========  ==========   ==========
Weighted average shares outstanding                       926,399     926,399      892,786
                                                       ==========  ==========   ==========

See Notes to Consolidated Financial Statements

================================================================================

Consolidated Statements of Stockholders' Equity
Years ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

                                                                                   Accumulated
                                                                     Retained         Other
                                  Common Stock                       Earnings     Comprehensive
                              ---------------------
                               Shares      Amount      Surplus      (Deficit)     Income (Loss)     Total
                              ---------  ----------  -----------  --------------  -------------  -----------
December 31, 1997              546,399   $2,731,995  $1,609,748     $(1,209,973)     $ (21,151)  $3,110,619

Comprehensive income
Net income                           -            -           -          24,169              -       24,169
Change in net unrealized
 gain (loss) on securities
 available for sale                  -            -           -               -         10,910       10,910
                                                                                                 ----------
Total comprehensive income                                                                           35,079

Proceeds from sale of
 common stock                  380,000    1,900,000   1,520,000               -              -    3,420,000
Costs related to sale of
 common stock                        -            -    (325,966)              -              -     (325,966)
                              --------   ----------  ----------   -------------   ------------   ----------
December 31, 1998              926,399    4,631,995   2,803,782      (1,185,804)       (10,241)   6,239,732

Comprehensive income
Net income                           -            -           -          29,438              -       29,438
Change in net unrealized
 gain (loss) on securities
 available for sale                  -            -           -               -       (476,191)    (476,191)
                                                                                                 ----------
Total comprehensive income                                                                         (446,753)
                              --------   ----------  ----------   -------------   ------------   ----------
December 31, 1999              926,399    4,631,995   2,803,782      (1,156,366)      (486,432)   5,792,979

Comprehensive income
Net income                           -            -           -         401,174              -      401,174
Change in net unrealized
 gain (loss) on securities
 available for sale                  -            -           -               -        375,890      375,890
                                                                                                 ----------
Total comprehensive income                                                                          777,064
                              --------   ----------  ----------   -------------   ------------   ----------
December 31, 2000              926,399   $4,631,995  $2,803,782     $  (755,192)     $(110,542)  $6,570,043
                              ========   ==========  ==========   =============   ============   ==========

See Notes to Consolidated Financial Statements

================================================================================

Consolidated Statements of Cash Flows
Years ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

                                                                   2000           1999           1998
                                                             ------------   ------------   ------------
Cash flows from operating activities:
 Net income                                                  $    401,174   $     29,438   $     24,169
 Adjustments to reconcile net income
  to net cash used by operations:
   Loss on disposal of equipment                                        -              -          9,966
   Depreciation and amortization                                  122,807        144,458        141,789
   Provision for loan losses                                      140,750        173,292        165,551
   Net realized (gains) losses on securities                            -            950              -
   Accretion of discount on securities, net                        16,483         29,146         20,964
   Changes in assets and liabilities:
    Accrued income                                                (67,118)       118,189       (184,322)
    Other assets                                                   13,858         15,218         51,904
    Accrued interest payable                                        4,976        (11,691)        17,338
    Other liabilities                                              11,864         12,814         (7,971)
                                                             ------------   ------------   ------------
     Net cash flows from operating activities                     644,794        511,814        239,388
                                                             ------------   ------------   ------------

Cash flows from investing activities:
 Net (increase) decrease in federal funds sold                    710,000       (265,000)       526,000
 Purchases of investment securities                           (22,174,813)   (18,224,787)   (29,693,672)
 Sales of available for sale securities                                 -      4,495,138              -
 Maturities of investment securities                           21,449,985     15,462,649     24,992,670
 Net increase in loans                                         (1,649,027)      (635,864)    (8,878,426)
 Purchases of property and equipment                              (33,680)      (167,675)      (220,365)
                                                             ------------   ------------   ------------
     Net cash provided by (used in) investing activities       (1,697,535)       664,461    (13,273,793)
                                                             ------------   ------------   ------------

Cash flows from financing activities:
 Net increase (decrease) in deposits                              451,520       (347,734)     9,523,579
 Net increase (decrease) in federal funds purchased                18,000       (851,000)       851,000
 Proceeds from issuance of long-term debt                               -              -        135,000
 Repayment of long-term debt                                       (6,368)        (6,020)        (2,410)
 Issuance of common stock                                               -              -      3,420,000
 Stock issuance costs                                                   -              -       (258,498)
                                                             ------------   ------------   ------------
     Net cash provided by (used in) financing activities          463,152     (1,204,754)    13,668,671
                                                             ------------   ------------   ------------
     Net increase (decrease) in cash and cash equivalents        (589,589)       (28,479)       634,266

Cash and cash equivalents, beginning                            2,896,627      2,925,106      2,290,840
                                                             ------------   ------------   ------------
Cash and cash equivalents, ending                            $  2,307,038   $  2,896,627   $  2,925,106
                                                             ============   ============   ============

Supplemental disclosure of cash flow information:
 Interest paid                                               $  1,867,382   $  1,842,834   $  1,796,193
                                                             ============   ============   ============
 Income taxes paid                                           $          -   $          -   $          -
                                                             ============   ============   ============

Supplemental disclosure of noncash investing activities:
 Other real estate acquired in settlement of loans           $          -   $          -   $          -
                                                             ============   ============   ============

See Notes to Consolidated Financial Statements

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
Note 1.  Organization and Summary of Significant Accounting Policies

Organization

CNB Holdings, Inc. (the Company) is a bank holding company incorporated under the laws of Virginia on April 29, 1993. On August 29, 1994, the Company's wholly owned subsidiary, Community National Bank (the Bank), was chartered under the laws of the United States and the Bank opened for business in Pulaski, Virginia. As an FDIC insured National Banking Association, the Bank operates two banking offices and is subject to regulation by the Comptroller of the Currency. The Company is regulated by the Federal Reserve.

The accounting and reporting policies of the Company and the Bank follow generally accepted accounting principles and general practices within the financial services industry. Following is a summary of the more significant policies.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Substantially all of the Bank's loan portfolio consists of loans in the New River Valley area of Southwest Virginia. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions. The regional economy is diverse, but influenced to an extent by the manufacturing segment.

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Bank's allowances for loan and foreclosed real estate losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for loan and foreclosed real estate losses may change materially in the near term.

Cash and cash equivalents

For purposes presenting in the consolidated statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "cash and due from banks" and "interest-bearing deposits in banks".

Trading securities

The Bank does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
Note 1.  Organization and Summary of Significant Accounting Policies, continued

Securities held to maturity

Bonds, notes and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates. Currently the Company has no securities held to maturity.

Securities available for sale

Available-for-sale securities are reported at fair value and consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held-to-maturity securities.

Unrealized holding gains and losses on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity. Realized gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in earnings as realized losses.

Loans receivable and allowance for loan losses

Loans are reported at their outstanding balance principal reduced by an allowance for loan losses and adjusted for net unamortized origination fees and costs.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Discounts and premiums on any purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on any purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

The allowance for loan losses is increased by charges to income and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Property and equipment

Land is carried at cost. Bank premises, furniture and equipment are carried at cost, less accumulated depreciation computed by the straight-line method over the following estimated useful lives:

                                         Years
                                         -----

     Buildings and land improvements    20 to 40
     Furniture and equipment             5 to 10

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 1.   Organization and Summary of Significant Accounting Policies, continued

Foreclosed properties

Real estate properties acquired through or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate. The historical average holding period for such properties is less than 12 months.

Stock-based compensation

The Company accounts for its stock-based compensation plans using the accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company is not required to adopt the fair value based recognition provisions prescribed under SFAS No. 123, Accounting for Stock-Based Compensation (issued in October 1995), but complies with the disclosure requirements set forth in the Statement, which include disclosing pro forma net income as if the fair value based method of accounting has been applied.

Income taxes

Provision for income tax is based on amounts reported in the statements of operations (after exclusion for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred tax assets, net of a valuation allowance if deemed appropriate, are recognized for operating losses that are available to offset future taxable income.

Earnings per share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends.

The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if potential dilutive common shares had been issued. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of those potential common shares.

Business segments

The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

Comprehensive income

Annual comprehensive income reflects the change in the Company's equity during the year arising from transactions and events other than investments by and distributions to stockholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of stockholders' equity rather than as income or expense.

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
Note 1.  Organization and Summary of Significant Accounting Policies, continued

Financial instruments

Any derivative financial instruments held or issued by the Company or the Bank are held or issued for purposes other than trading.

In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received. The Bank does not utilize interest-rate exchange agreements or interest rate futures contracts.

Fair value of financial instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Available-for-sale and held-to-maturity securities: Fair values for securities, excluding restricted equity securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of restricted equity securities approximate fair values.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date. The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

Short-term debt: The carrying amounts of short-term debt funds approximate their fair values.

Long-term debt: The fair values of the Company's long-term debt are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowings.

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 1.  Organization and Summary of Significant Accounting Policies, continued

Other liabilities: For fixed-rate loan commitments, fair value considers the difference between current levels of interest rates and the committed rates. The carrying amount of other liabilities approximates fair value.

Impacts of New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement (effective for fiscal quarters beginning after June 15, 2000) establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. While the Company has not completed its analysis of all impacts of Statement No. 133, management does not believe that implementation of the Statement will be material to the financial statements.

Reclassification

Certain reclassifications have been made to the prior years' financial statements to place them on a comparable basis with the current presentation. Net income (loss) and stockholders' equity previously reported were not affected by these reclassifications.

Note 2.   Restricted Cash

To comply with banking regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $316,000 and $323,000 for the periods including December 31, 2000 and 1999, respectively.

Note 3.   Securities

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values (all available for sale) at December 31, follow:

                                          Amortized   Unrealized  Unrealized     Fair
                                            Cost        Gains       Losses       Value
                                         -----------  ----------  ----------  -----------
2000
U. S. Government agency securities       $12,632,322     $16,927    $108,644  $12,540,605
State and local government securities        384,113         513           -      384,626
Mortgage-backed securities                 2,001,033         998      20,337    1,981,694
Restricted equity securities                 365,708           -           -      365,708
                                         -----------     -------    --------  -----------
                                         $15,383,176     $18,438    $128,981  $15,272,633
                                         ===========     =======    ========  ===========

1999
U. S. Treasury securities                $    97,666     $     -    $      -  $    97,666
U. S. Government agency securities        11,931,756           -     417,843   11,513,913
State and local government securities        199,732           -         626      199,106
Mortgage-backed securities                 2,127,226         696      68,659    2,059,263
Restricted equity securities                 318,450           -           -      318,450
                                         -----------     -------    --------  -----------
                                         $14,674,830     $   696    $487,128  $14,188,398
                                         ===========     =======    ========  ===========

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 3.  Securities, continued

Investment securities with amortized costs of $6,980,407 and $7,740,746 and market values of $6,898,747 and $7,405,204 at December 31, 2000 and 1999,
respectively, were pledged as collateral on public deposits or for other banking purposes.

Gross realized gains and losses for the years ended December 31, 2000, 1999 and 1998 are as follows:

                       2000        1999        1998
                    --------    ---------    --------

Realized gains      $      -    $     490    $      -
Realized losses                    (1,440)          -
                    --------    ---------    --------
                    $      -    $   (950)    $      -
                    ========    =========    ========

The amortized cost and approximate market value at December 31, 2000 of investment securities by scheduled maturity are shown below.

                                                     Available for Sale
                                               -------------------------------
                                                   Amortized          Fair
                                                     Cost            Value
                                               -----------------  ------------

Due in one year or less                             $ 4,424,139   $ 4,423,459
Due in one year through five years                    2,337,418     2,349,345
Due in five years through ten years                   7,248,938     7,146,667
Due after ten years                                   1,006,973       987,454
Restricted equity securities                            365,708       365,708
                                                    -----------   -----------
                                                    $15,383,176   $15,272,633
                                                    ===========   ===========

Note 4.  Loans Receivable

The major components of loans in the consolidated balance sheets at December 31, 2000 and 1999 are as follows:

                                                  2000          1999
                                              -----------   -----------

Commercial                                    $13,376,203   $12,562,064
Real estate:
 Construction and land development                232,133       567,520
 Farmland                                          68,162        76,300
 Residential, 1-4 families                     14,477,032    13,581,963
 Residential, multifamily                               -             -
 Nonfarm, nonresidential                          744,908       627,614
Agricultural                                       40,000        73,573
Consumer:
 Credit cards and other revolving credit          523,637       458,225
 Other consumer                                 4,145,284     3,969,530
States and political subdivisions                       -        69,409
Other                                                   -         5,340
                                              -----------   -----------
                                               33,607,359    31,991,538

Net deferred loan fees                            (98,503)      (99,290)
Allowance for loan losses                        (429,905)     (321,574)
                                              -----------   -----------
                                              $33,078,951   $31,570,674
                                              ===========   ===========

================================================================================

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 4.  Loans Receivable, continued

An analysis of the changes in the allowance for loan losses are as follows:

                                                               2000       1999        1998
                                                             --------   ---------   --------
Balance, beginning                                           $321,574   $ 372,574   $270,000
                                                             --------   ---------   --------

Loans charged off                                             (34,044)   (224,292)   (64,193)
Recoveries                                                      1,625           -      1,216
                                                             --------   ---------   --------
Net loans charged off                                         (32,419)   (224,292)   (62,977)

Provision for loan losses                                     140,750     173,292    165,551
                                                             --------   ---------   --------
Balance, ending                                              $429,905   $ 321,574   $372,574
                                                             ========   =========   ========

An allowance determined in accordance with SFAS No. 114 and No. 118 is provided for all impaired loans. The total recorded investment in impaired loans and the related allowance for loan losses at December 31, 2000 and 1999 is as follows:

                                                                            2000       1999
                                                                          --------   -------
Impaired loans without a valuation allowance                              $113,192  $ 59,679
Impaired loans with a valuation allowance                                  126,795   152,922
                                                                          --------  --------
     Total impaired loans                                                 $239,987  $212,601
                                                                          ========  ========

Valuation allowance related to impaired loans                             $ 43,500  $ 43,500
                                                                          ========  ========

The average annual recorded investment in impaired loans and interest income recognized on impaired loans for the years ended December 31, 2000, 1999 and 1998 (all approximate) is summarized below:

                                                                  2000      1999     1998
                                                                --------  --------  --------
Average investment in impaired loans                            $169,037  $234,231  $409,174
                                                                ========  ========  ========
Interest income recognized on impaired loans                    $ 10,120  $  8,602  $ 38,516
                                                                ========  ========  ========
Interest income recognized on a cash basis on impaired loans    $  9,593  $  8,602  $ 38,516
                                                                ========  ========  ========

No additional funds are committed to be advanced in connection with impaired loans.

Note 5.  Property and Equipment

Components of property and equipment and total accumulated depreciation at December 31, 2000 and 1999, are as follows:

                                                                        2000         1999
                                                                     ----------   ----------
Land                                                                 $  280,000   $  280,000
Land improvements                                                        51,492       51,492
Buildings                                                             1,360,110    1,326,430
Furniture and equipment                                                 749,281      749,281
                                                                     ----------   ----------
                                                                      2,440,883    2,407,203
Less accumulated depreciation                                          (535,729)    (412,922)
                                                                     ----------   ----------
                                                                     $1,905,154   $1,994,281
                                                                     ==========   ==========

================================================================================

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 6.   Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2000 and 1999 was $4,741,767 and $4,041,584, respectively. At
December 31, 2000, the scheduled maturities of time deposits (in thousands) are as follows:

                  Three months or less              $ 3,207
                  Four months to one year             9,998
                  Two to three years                  5,819
                  Four to five years                    382
                                                    -------
                                                    $19,406
                                                    =======

Note 7.  Short-term Debt

Short-term debt consists of federal funds purchased, which generally mature within one to four days from the transaction date, and other short-term borrowings. Additional information at December 31, 2000 and 1999 and for the years then ended is summarized below:

                                                             2000        1999
                                                           --------   ----------
Outstanding balance at December 31                         $ 18,000   $        -
                                                           ========   ==========
Year-end weighted averaged rate                                6.55%           -
                                                           ========   ==========
Daily average outstanding during the year                  $162,240   $  146,179
                                                           ========   ==========
Average rate for the year                                      6.58%        6.46%
                                                           ========   ==========
Maximum outstanding at any month-end during the year       $528,000   $1,115,000
                                                           ========   ==========

At December 31, 2000, the Bank had established lines of credit totaling $2,000,000 with various correspondent banks to provide additional liquidity if, and as needed. In addition, the Bank has the ability to borrow up to ten percent of bank assets from the Federal House Loan Bank of Atlanta, subject to the pledging of specific collateral. There were no amounts outstanding under these arrangements at December 31, 2000 or 1999.

Note 8.   Other Borrowed Funds

Other borrowed funds consist of a mortgage note payable in monthly installments of $1,115 including interest at 5.67%. This note is secured by certain real estate. Annual requirements to repay this debt are as follows:

                  2001                         $  6,744
                  2002                            7,134
                  2003                            7,549
                  2004                            7,988
                  2005                            8,453
                  After                          82,334
                                               --------
                                               $120,202
                                               ========

================================================================================

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 9.   Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows (dollars in thousands):

                                                             December 31, 2000       December 31, 1999
                                                         ------------------------  --------------------
                                                           Carrying        Fair     Carrying     Fair
                                                            Amount         Value     Amount      Value
                                                         -----------     --------  ----------   --------
Financial assets
 Cash and cash equivalents                               $   2,307       $  2,307  $  2,897  $  2,897
 Federal funds sold                                             50             50       760       760
 Securities, available-for-sale                             14,907         14,907    14,188    14,188
 Loans, net of allowance for loan losses                    33,079         32,715    31,571    31,343

Financial liabilities
 Deposits                                                   46,221         44,813    45,770    46,188
 Federal funds purchased                                        18             18         -         -
 Other borrowed funds                                          120            109       127       114

Off-balance-sheet assets (liabilities)
 Commitments to extend credit and
  standby letters of credit                                      -              -         -         -

Note 10. Earnings Per Share

The following table details the computation of basic and diluted earnings per share for each year ended December 31.

                                                  2000        1999      1998
                                                --------   ---------  --------
Net income (loss) (income available
 to common shareholders)                        $401,174   $  29,438  $ 24,169
                                                ========   =========  ========

Weighted average common shares outstanding       926,399     926,399   892,786
Effect of dilutive securities, options            46,212      22,277    24,319
                                                --------   ---------  --------

Weighted average common shares
 outstanding, diluted                            972,611     948,676   917,105
                                                ========   =========  ========

Basic earnings per share                        $    .43   $     .03  $    .03
                                                ========   =========  ========
Diluted earning per share                       $    .41   $     .03  $    .03
                                                ========   =========  ========

================================================================================

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 11.   Employee Benefit Plans

The Bank maintains a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees who have completed one year of service. Participants may contribute a percentage of compensation, subject to a maximum allowed under the Code. In addition, the Bank may make additional contributions at the discretion of Board of Directors. The Bank made contributions of $2,678, $2,586 and $2,575 for the years ended December 31, 2000, 1999 and 1998.

Note 12.   Common Stock

The Company has adopted a stock option plan under which up to 344,375 shares of stock may be issued. Shares subject to the plan may be issued in any combination of incentive stock options, non-incentive stock options, or restricted stock, provided that the total number of shares issuable pursuant to incentive stock options may not be more than 62,500 without shareholder approval. Termination of restrictions on any restricted stock granted and expiration of any non-incentive stock options granted are controlled by the terms of each individual grant. Incentive stock options expire no more than 10 years from the date of
grant.   Exercise prices of all options are determined by each individual grant except that incentive stock options may not be granted at less than fair market value and non-incentive stock options may not be granted at less than 80% of fair market value on each option's respective date of grant. Vesting of options, if not immediately exercisable, is determined in accordance with the terms of each option granted.

Activity under the plan during the years ended December 31, 2000, 1999 and 1998 is summarized below:

                                          Granted and Outstanding
                             ------------------------------------------------
                             Available   Incentive  Non-incentive
                                for        Stock        Stock      Restricted
                               Grant      Options      Options       Stock
                             ---------   ---------  -------------  ----------
Balance December 31, 1997      125,121           -        219,254           -
                             ---------   ---------  -------------  ----------

Granted                         (6,379)                     6,379           -
Exercised                            -           -              -           -
                             ---------   ---------  -------------  ----------
Balance December 31, 1998      118,742           -        225,633           -
                             ---------   ---------  -------------  ----------

Granted                         (5,660)          -          5,660           -
Exercised                            -           -              -           -
                             ---------   ---------  -------------  ----------
Balance December 31, 1999      113,082           -        231,293           -
                             ---------   ---------  -------------  ----------

Granted                         (5,692)          -          5,692           -
Exercised                            -           -              -           -
                             ---------   ---------  -------------  ----------
Balance December 31, 2000      107,390           -        236,985           -
                             =========   =========  =============  ==========

================================================================================

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 12.   Common Stock, continued

Additional information relating to the plan is listed below:

                                                             2000       1999       1998
                                                           --------   --------   --------
Outstanding options at December 31:
 Exercise price, beginning of the year/(1)/                $   8.06   $   8.03   $   8.00
 Exercise price, end of the year/(1)/                      $   8.05   $   8.06   $   8.03
 Range of exercise prices:
  From                                                     $   8.00   $   8.00   $   8.00
  To                                                       $   9.13   $   9.13   $   9.00
 Remaining contractual life in months/(1)/                       60         70         81

Exercisable options outstanding at December 31:
 Number                                                     236,985    231,293    225,633
 Exercise price/(1)/                                       $   8.05   $   8.06   $   8.03

Weighted average exercise price of options:
 Granted during the year                                   $   8.00   $   9.13   $   9.00
 Exercised during the year                                 $      -   $      -   $      -
 Forfeited during the year                                 $      -   $      -   $      -
 Expired during the year                                   $      -   $      -   $      -

Significant assumptions used in determining fair value:
 Risk-free interest rate                                       5.25%      6.00%      6.00%
 Expected life in years                                          10         10         10
 Expected dividends                                             0.0%       0.0%       0.0%
 Expected volatility                                           25.8%       5.0%       5.0%

Grant-date fair value:
 Options granted during the year                           $ 27,120   $ 28,612   $ 31,787
 Restricted stock awards granted during the year           $      -   $      -   $      -

Results of operations:
 Compensation cost recognized in income for
  all stock-based compensation awards                      $      -   $      -   $      -
                                                           ========   ========   ========
 Pro forma net income/(2)/                                 $374,054   $    826   $ (7,618)
                                                           ========   ========   ========
 Pro forma earnings per common share/(2)/                  $    .40   $    .00   $   (.01)
                                                           ========   ========   ========


______________________________________
(1)  Weighted average
(2) As if the fair value based method prescribed by SFAS No. 123 has been applied.

================================================================================

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


Note 13.   Income Taxes

Operating loss and carryforwards

The Company has loss carryforwards of approximately $605,000 for Federal income tax purposes that may be used to offset future taxable income. If not previously utilized, the Federal loss carryforwards will expire between 2008 and 2012.

Current and deferred income tax components

The components of income tax expense (all Federal) are as follows:

                                                   2000        1999      1998
                                                 ---------   --------   -------
Current                                          $       -   $      -   $     -
Deferred                                           133,433     13,794     2,222
Deferred tax asset valuation allowance change     (133,433)   (13,794)   (2,222)
                                                 ---------   --------   -------
                                                 $       -   $      -   $     -
                                                 =========   ========   =======

Rate Reconciliation

A reconciliation of income tax expense (benefit) computed at the statutory federal income tax rate expense included in the consolidated statement of operations follows:

                                                                           2000        1999        1998
                                                                         ---------   ---------   ---------
Tax at statutory federal rate                                            $ 136,399   $  10,009   $   8,217
Other                                                                       (2,966)      3,785      (5,995)
Deferred tax asset valuation allowance change                             (133,433)    (13,794)     (2,222)
                                                                         ---------   ---------   ---------
                                                                         $       -   $       -   $       -
                                                                         =========   =========   =========

Deferred tax analysis

The components of net deferred tax assets (all Federal) at December 31, 2000 and 1999 are summarized as follows:

                                                                   2000        1999
                                                                 ---------   ---------
Deferred tax assets                                              $ 353,222   $ 477,039
Deferred tax liabilities                                           (91,051)    (81,435)
Deferred tax asset valuation allowance                            (262,171)   (395,604)
                                                                 ---------   ---------
                                                                 $       -   $       -
                                                                 =========   =========

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 13. Income Taxes, continued

Tax effects of each significant item creating deferred taxes are summarized below:

                                                    2000      1999
                                                  --------   --------
Allowance for loan losses                         $110,266   $ 65,508
Net operating losses                               205,835    375,647
Deferred fee income                                 33,491     33,762
Contributions                                        2,627      2,122
Accretion of discount on investment securities      (2,491)    (1,598)
Depreciation                                       (88,560)   (79,837)
Accrued expenses                                     1,003          -
                                                  --------   --------
                                                  $262,171   $395,604
                                                  ========   ========

Note 14. Commitments and Contingencies

Merger and related expenses

On July 11, 2000, the Company announced plans to affiliate with FNB Corporation ("FNB"), a bank holding company headquartered in Christiansburg, Virginia. Under the terms of the agreement, shareholders of the Company will receive consideration valued at $10.60 for each share of common stock, in the form of cash, stock of FNB, or a combination of cash and stock, at each CNB Holdings, Inc. shareholder's election. The cash and FNB stock portion of the consideration, however, will each be limited to 50 percent of the total consideration paid.

The transaction will be structured as a tax-free reorganization to the extent of the shares exchanged and accounted for under the purchase method of accounting. The plan is subject to approval by the shareholders of CNB Holdings, Inc.

Expenses involved with the merger will include fees of approximately $168,000, contingent on shareholder approval of the affiliation, to an investment firm advising the Company on matters related to the merger. In addition, if the proposed affiliation is approved, management expects to cancel a data processing contract. Under terms of the contract, there is an early cancellation fee based on when the contract is cancelled. It is not known exactly when the cancellation may occur, but management expects the fee, if incurred, to be between $80,000 and $100,000. Due to uncertainty regarding these two items, neither is recorded in the financial statements as of December 31, 2000.

Litigation

Community National Bank (the Bank), the wholly-owned subsidiary of CNB Holdings, Inc., is the defendant in a suit filed on November 22, 2000 by another bank in the United States District Court for the Western District of Virginia, Roanoke Division. The suit seeks to recover damages in the total amount of $3.4 million arising from an apparent check-kiting scheme engaged in by a mutual customer. The amount claimed includes the amount represented by checks deposited by the plaintiff and returned unpaid by the Bank, and $1.0 million in alleged consequential damages.

The Bank has filed a responsive pleading denying any liability to the plaintiff. The bank has also filed a third party complaint seeking judgment against the correspondent bank which handled the notice of return, in the event the plaintiff is able to establish that the Bank is liable to it for certain of the returned checks. The case is in the preliminary stages, and no discovery has yet been taken by either party.

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 14. Commitments and Contingencies, continued

Litigation, continued

The Bank intends to contest this suit vigorously, and believes that it has substantial defenses to liability, an opportunity to develop evidence which may limit the amount of recoverable damages awarded, if any, and a potential claim for indemnity from its correspondent bank for damages relating to certain of the returned checks.

The Company's merger with FNB Corporation contains customary conditions, including a requirement that no material adverse change in the financial condition or business of CNB Holdings, Inc. shall have occurred since December 31, 1999. In view of the amount of damages claimed and the inherent uncertainty of litigation, submission of the pending merger to the stockholders of CNB Holdings, Inc. has been delayed and could be adversely affected.

Financial instruments with off-balance-sheet risk

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments.

A summary of the Bank's commitments at December 31, 2000 and 1999 are as follows:

                                   2000        1999
                                ----------  ----------
Commitments to extend credit    $5,206,000  $4,137,705
Standby letters of credit                -           -
                                ----------  ----------
                                $5,206,000  $4,137,705
                                ==========  ==========

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 14. Commitments and Contingencies, continued

Concentrations of credit risk

Substantially all of the Bank's loans, commitments to extend credit and standby letters of credit have been granted to customers in the Bank's market area and such customers are generally depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit were granted primarily to commercial borrowers. The Bank's primary focus is toward consumer oriented and small business transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $500,000. The Bank has cash and cash equivalents on deposit with financial institutions which exceed federally-insured limits.

Note 15. Regulatory Restrictions

Dividends

The Company's dividend payments (when available) will be made primarily from dividends received from the Bank. Under applicable federal law, the Comptroller of the Currency restricts national bank total dividend payments in any calendar year to net profits of that year, as defined, combined with retained net profits for the two preceding years. At December 31, 2000, there were no retained net profits free of such restriction. The Comptroller also has authority under the Financial Institutions Supervisory Act to prohibit a national bank from engaging in an unsafe or unsound practice in conducting its business. It is possible, under certain circumstances, the Comptroller could assert that dividends or other payments would be an unsafe or unsound practice.

Capital requirements

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as all those terms are defined in regulations. Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2000, the most recent notification from the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 15. Regulatory Restrictions, continued

The Bank's actual capital amounts and ratios are also presented in the table.

                                                            To Be Well
                                                             Required            Capitalized Under
                                                           For Capital           Prompt Corrective
                                     Actual             Adequacy Purposes        Action Provisions
                               ------------------     ---------------------     --------------------
                                 Amount    Ratio        Amount       Ratio        Amount     Ratio
                               ----------  ------     ----------     ------     ----------  --------
December 31, 2000
 Total Capital
  (to Risk-Weighted Assets)    $4,781,326   15.0%  *  $2,550,461  *    8.0%  *  $3,188,076  *  10.0%
                                                   -              -          -              -
 Tier I Capital
  (to Risk-Weighted Assets)    $4,382,804   13.8%  *  $1,275,230  *    4.0%  *  $1,912,846  *   6.0%
                                                   -              -          -              -
 Tier I Capital
  (to Average Assets)          $4,382,804    8.7%  *  $2,021,719  *    4.0%  *  $2,527,149  *   5.0%
                                                   -              -          -              -

December 31, 1999
 Total Capital
  (to Risk-Weighted Assets)    $4,274,766   14.1%  *  $2,426,843  *    8.0%  *  $3,033,553  *  10.0%
                                                   -              -          -              -
 Tier I Capital
  (to Risk-Weighted Assets)    $3,960,766   13.1%  *  $1,213,421  *    4.0%  *  $1,820,132  *   6.0%
                                                   -              -          -              -
 Tier I Capital
  (to Average Assets)          $3,960,766    7.9%  *  $2,008,367  *    4.0%  *  $2,510,458  *   5.0%
                                                   -              -          -              -
* denotes the greater than sign



Inter-company transactions

Legal lending limits on loans by the Bank to the Company are governed by Federal Reserve Act 23A, and differ from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20% more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers' acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $438,000 at December 31, 2000. No 23A transactions existed at December 31, 2000 or 1999.

Note 16. Transactions with Related Parties

The Bank has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 16. Transactions with Related Parties, continued

Aggregate loan transactions with related parties were as follows:

                                 2000         1999
                          -----------   ----------
Balance, beginning        $ 1,926,852   $1,534,518

Change in relationship        (29,127)    (346,815)
New loans and advances      1,321,894    1,443,300
Repayments                 (1,340,151)    (704,151)
                          -----------   ----------
Balance, ending           $ 1,879,468   $1,926,852
                          ===========   ==========

Note 17.  Parent Company Financial Information

Condensed financial information of CNB Holdings, Inc. is presented as follows:

                                 Balance Sheets
                           December 31, 2000 and 1999

                                                          2000         1999
                                                       ----------   -----------
Assets
 Cash and due from banks                               $1,646,720   $ 1,730,122
 Loans, net of allowance of $7,574
 in 2000 and 1999                                         645,229       569,661
 Investment in subsidiary bank at equity                4,272,261     3,486,719
 Other assets                                               5,833         6,477
                                                       ----------   -----------
     Total assets                                      $6,570,043   $ 5,792,979
                                                       ==========   ===========
Liabilities
 Accounts payable and other liabilities                $        -   $         -
                                                       ----------   -----------

Stockholders' equity:
 Common stock                                           4,631,995     4,631,995
 Surplus                                                2,803,782     2,803,782
 Retained deficit                                        (755,192)   (1,156,366)
 Unrealized depreciation on subsidiary's investment
  securities available for sale                          (110,542)     (486,432)
                                                       ----------   -----------
     Total stockholders' equity                         6,570,043     5,792,979
                                                       ----------   -----------
     Total liabilities and stockholders' equity        $6,570,043   $ 5,792,979
                                                       ==========   ===========

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 17.   Parent Company Financial Information, continued

                            Statements of Operations
                  Years ended December 31, 2000, 1999 and 1998

                                                                2000      1999       1998
                                                            --------   -------   --------
Income:
 Interest on loans                                          $ 48,895   $56,501   $ 16,928
 Other income                                                      -         -      5,544
                                                            --------   -------   --------
                                                              48,895    56,501     22,472
                                                            --------   -------   --------
Expenses:
 Professional fees                                            19,735    19,006     20,715
 Interest                                                          -         -      6,723
 Other expenses                                               37,638    43,373     45,136
                                                            --------   -------   --------
     Total expenses                                           57,373    62,379     72,574
                                                            --------   -------   --------
     Loss before tax benefit and equity in undistributed
      income of subsidiary                                    (8,478)   (5,878)   (50,102)
Federal income tax benefit                                         -         -          -
                                                            --------   -------   --------
     Loss before equity in undistributed income of
      subsidiary                                              (8,478)   (5,878)   (50,102)
Equity in undistributed income of subsidiary                 409,652    35,316     74,271
                                                            --------   -------   --------
     Net income                                             $401,174   $29,438   $ 24,169
                                                            ========   =======   ========

                            Statements of Cash Flows
                  Years ended December 31, 2000, 1999 and 1998

                                                                     2000         1999         1998
                                                               ----------   ----------   ----------
Cash flows from operating activities:
 Net income                                                    $  401,174   $   29,438   $   24,169
 Adjustments:
   Loan loss provision                                                  -            -        7,574
   Depreciation and amortization                                        -       10,299       18,249
   Increase in equity in undistributed income of subsidiary      (409,652)     (35,316)     (74,271)
   (Increase) decrease in other assets                                644        1,757       (8,024)
   Increase (decrease) in other liabilities                             -       (8,000)       3,104
                                                               ----------   ----------   ----------
     Net cash provided (used) by operating activities              (7,834)      (1,822)     (29,199)
                                                               ----------   ----------   ----------
Cash flows from investing activities:
 Investment in subsidiary                                               -     (757,000)           -
 Purchase of property and equipment                                     -            -      (94,961)
 Net (increase) decrease in loans                                 (75,568)     180,158     (757,392)
                                                               ----------   ----------   ----------
     Net cash provided (used) by investing activities             (75,568)    (576,842)    (852,353)
                                                               ----------   ----------   ----------
Cash flows from financing activities:
 Issuance of common stock                                               -            -    3,420,000
 Stock issuance costs                                                   -            -     (258,498)
                                                               ----------   ----------   ----------
     Net cash provided by financing activities                          -            -    3,161,502
                                                               ----------   ----------   ----------
     Increase (decrease) in cash and due from banks               (83,402)    (578,664)   2,279,950

Cash and cash equivalents, beginning                            1,730,122    2,308,786       28,836
                                                               ----------   ----------   ----------
Cash and cash equivalents, ending                              $1,646,720   $1,730,122   $2,308,786
                                                               ==========   ==========   ==========

Larrowe & Company, P.L.C.
CPAs and Consultants
_________________________
_________________________
_________________________

Post Office Box 760
120 West Grayson Street
Galax, Virginia 24333
540-238-1800
Fax 540-238-1801


                         Independent Auditor's Report


Board of Directors and Stockholders
CNB Holdings, Inc.
Pulaski, Virginia

We have audited the consolidated balance sheets of CNB Holdings, Inc. and subsidiary (Community National Bank) as of December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Holdings, Inc. and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.

Larrowe & Company, PLC

Galax, Virginia
January 24, 2001

================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presents management's discussion and analysis of the consolidated financial condition and results of operations of the Company as of the dates and for the periods indicated. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto.

The Consolidated Financial Statements include the financial information of the Company and the Bank. As the Bank represents substantially all of the Company's activities, comparative discussions of consolidated versus non-consolidated financial statements are unnecessary.

The Company is not aware of any current recommendations by regulatory authorities which, if implemented, would have a material effect on its liquidity, capital resources or results of operations. There are no agreements between the Company and either the OCC or the Federal Reserve Board, nor has either regulatory agency made any recommendations concerning the operations of the Company that could have a material effect on its liquidity, capital resources or results of operations.

Overview

The Company commenced operations on March 8, 1993, while the Bank began operations on August 29, 1994. The Company's sole subsidiary, the Bank, operates by attracting deposits from the general public and using such deposit funds to make commercial, consumer, and residential construction and permanent mortgage real estate loans. Revenues are derived principally from interest on loans and investments. Changes in the volume and mix of these assets and liabilities, as well as changes in the yields earned and rates paid, determine changes in net interest income.

The size of the Company remained relatively constant in 2000 and 1999 as assets increased 2% and decreased 3% in those years respectively. Total assets increased to $53.0 million as compared to $51.8 million at December 31, 1999. The Company's assets increased over 34% in 1998. Total deposits were $46.2 million at December 31, 2000 compared to $45.7 million at December 31, 1999. The Bank's net loans increased 5% in 2000 to $33.1 million. Loans remained constant at $31.6 million in 1999. Loans increased over 39% in 1998.

Merger Activities

On July 11, 2000, the Company ("CNB") announced plans to affiliate with FNB Corporation ("FNB"), a bank holding company headquartered in Christiansburg, Virginia. Under the terms of the agreement, shareholders of CNB will receive consideration valued at $10.60 for each share of CNB common stock, in the form of cash, stock of FNB, or a combination of cash and stock, at each CNB shareholder's election. The cash and FNB stock portion of the consideration, however, will each be limited to 50 percent of the total consideration paid.

For those CNB shares which are converted into FNB shares, the number of FNB shares issues will be determined by dividing $10.60 by the average closing price of FNB share for the 30 trading days ending 10 days prior to closing, but in no case will FNB issue more than 0.642 shares or less that 0.544 shares. The transaction will be structured as a tax-free reorganization to the extent of the shares exchanged and accounted for under the purchase method of accounting. Management believes the merger be accretive to cash earnings per share in the first full year of operation. The plan is subject to approval by the shareholders of CNB Holdings, Inc.

Litigation

Community National Bank, the wholly-owned banking subsidiary of CNB Holdings, Inc., is the defendant in a suit filed on November 22, 2000 by another bank in the United States District Court for the Western District of Virginia, Roanoke Division. The suit seeks to recover damages in the total amount of $3.4 million arising from an apparent check-kiting scheme engaged in by a mutual customer. The amount claimed includes the amount

================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

represented by checks deposited by the plaintiff and returned unpaid by Community National Bank, and $1.0 million in alleged consequential damages.

Community National Bank has filed a responsive pleading denying any liability to the plaintiff. The bank has also filed a third party complaint seeking judgment against the correspondent bank which handled the notice of return, in the event the plaintiff is able to establish that Community National Bank is liable to it for certain of the returned checks. The case is in the preliminary stages, and no discovery has yet been taken by either party.

The company intends to contest this suit vigorously, and believes that it has substantial defenses to liability, an opportunity to develop evidence which may limit the amount of recoverable damages awarded, if any, and a potential claim for indemnity from its correspondent bank for damages relating to certain of the returned checks.

The plan of merger with FNB Corporation contains customary conditions, including a requirement that no material adverse change in the financial condition or business of CNB Holdings, Inc. shall have occurred since December 31, 1999. In view of the amount of damages claimed and the inherent uncertainty of litigation, submission of the pending merger to the stockholders of CNB Holdings, Inc. has been delayed and could be adversely affected.

Net Interest Income

Net interest income, the principal source of income for the Company and the Bank, is the amount of income generated by earning assets (primarily loans and investment securities) less the interest expense incurred on interest-bearing liabilities (primarily deposits used to fund earning assets). Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income. The preceding table presents the average balances of total interest-earning assets and total interest-bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities and stockholders' equity, and the related income, expense, and corresponding weighted average yields and costs. The average balances used for the purposes of this table and other statistical disclosures were calculated by using the daily average balances.

During 2000 interest income increased $123,000, or 3.4% over 1999. Interest income for 1999 increased to $3.5 million, a 9.2% increase over the 1998 amount of $3.3 million. The increases in interest income during 2000 and 1999 are due to increases in yields on average interest-earning assets in both years while the amount of these assets remained relatively constant. Average earning assets were $46.5 million during 2000 and 1999. This was an increase of 14.9% over the 1998 amount of $43.1 million. Yields on interest-earning assets during 2000, 1999 and 1998 were within a range of 36 basis points. Those yields were 8.11%, 7.83% and 7.75%, respectively. These increases are due primarily to a rising rate environment and a shift in mix towards higher yielding loans.

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulation also influence interest rates. On average, loans yielded 8.71%, 8.64% and 9.13% in 2000, 1999 and 1998, respectively, reflecting the change in the overall interest rate environment.

Interest expense was $1.9 million in 2000, a slight increase of 2.2% over 1999. Interest expense was $1.8 million in 1999, unchanged from 1998. These slight increases were due to increases in average interest-bearing liabilities during the past three years. Average interest-bearing liabilities were $42.0, $40.1 and $38.7 million during 2000, 1999 and 1998, respectively. During 2000 the average rate paid on interest-bearing liabilities was 4.46%, a decrease of 10 basic points from 4.56% paid in 1999. The rate paid on interest-bearing liabilities decreased 13 basis points during 1998 to 4.69%. These changes in cost of funds mirror the rate environment the past three years.

Net interest income remained relatively constant during 2000 and 1999 and $1.9 and $1.8 million, respectively. Net interest income increased 41% in 1998. This increase was due to increases in the net interest margin. Net interest margin increased to 4.08% in 2000 from 3.90% in 1999 and 3.54% in 1998.

================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

           Net Interest Income and Average Balances (thousands)/(1)/

                                                                  Years Ended December 31,
                                   ------------------------------------------------------------------------------------
                                               2000                        1999                        1998
                                   --------------------------   -------------------------   ---------------------------
                                             Interest                    Interest                     Interest
                                    Average  Income/   Yield/   Average  Income/   Yield/   Average   Income/    Yield/
                                    Balance  Expense   Cost     Balance  Expense    Cost    Balance   Expense     Cost
                                    -------  --------  ------   -------  --------  ------   -------   --------   ------
Interest-earning assets:
 Investment securities              $14,267   $   973    6.82%  $13,515   $   831    6.15%  $13,563    $   800     5.90%
 Federal funds sold                     517        35    6.77     1,080        57    5.28     4,112        218     5.30
 Loans, net                          31,719     2,762    8.71    31,950     2,760    8.64    25,454      2,323     9.13
                                    -------   -------   -----   -------  --------  ------   -------   --------   ------
 Total interest-earning assets       46,503     3,770            46,545     3,648            43,129      3,341
                                              -------                    --------                     --------
Yield on average
     interest-earning assets                             8.11%                       7.83%                         7.75%
                                                        =====                      ======                        ======

Noninterest-earning assets:
 Cash and due from banks              3,011                       3,294                       2,447
 Premises and equipment               1,961                       1,957                       1,897
 Interest receivable and other          360                         416                         431
                                    -------                     -------                     -------
   Total noninterest-earning
     assets                           5,332                       5,667                       4,775
                                    -------                     -------                     -------
   Total assets                     $51,835                     $52,212                     $47,904
                                    =======                     =======                     =======

Interest-bearing liabilities:
 Demand deposits                    $14,417       538    3.73%  $11,052       465    4.21%  $12,890        506     3.93%
 Savings deposits                     8,584       294    3.42     7,414       239    3.22     5,818        209     3.59
 Time deposits                       18,664     1,022    5.48    21,370     1,109    5.20    19,887      1,095     5.51
 Federal funds purchased                162        11    6.79       146        11    7.53         -          -        -
 Other borrowed funds                   123         7    5.69       129         7    5.43        74          4     5.41
                                    -------   -------   -----   -------  --------  ------   -------   --------   ------
   Total interest-bearing
      liabilities                    41,950     1,872            40,111     1,831            38,669      1,814
                                    -------   -------           -------  --------           -------   --------
   Cost of average
    interest-bearing liabilities                         4.46%                       4.56%                         4.69%
                                                        =====                      ======                        ======

Noninterest-bearing liabilities:
 Demand deposits                      3,730                       5,711                       3,117
 Interest payable and other             143                         374                         167
                                    -------                     -------                     -------
   Total noninterest-bearing
    liabilities                       3,873                       6,085                       3,284
                                    -------                     -------                     -------
   Total liabilities                 45,823                      46,196                      41,953

Stockholders' equity                  6,012                       6,016                       5,951
                                    -------                     -------                     -------
   Total liabilities and
    stockholders' equity            $51,835                     $52,212                     $47,904
                                    =======                     =======                     =======

    Net interest income                       $ 1,898                     $ 1,817                      $ 1,527
                                              =======                    ========                     ========

    Net yield on
     interest-earning assets                             4.08%                       3.90%                         3.54%
                                                        =====                      ======                        ======

_________________
/(1)/ Income and yields are computed on a tax equivalent basis.

================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

The effects of changes in volumes and rates on net interest income for various periods are shown in the following table.

                   Rate/Volume Variance Analysis (thousands)

                                             2000 Compared to 1999                      1999 Compared to1998
                                    ---------------------------------------    ---------------------------------------
                                    Interest                                   Interest
                                     Income/      Variance Attributable To      Income/      Variance Attributable To
                                     Expense     --------------------------     Expense     --------------------------
                                    Variance        Rate          Volume       Variance        Rate          Volume
                                    ---------    ----------    ------------    ---------    ----------    ------------
Interest-earning assets:
 Taxable investment securities          $142           $ 96          $  46        $  31          $  34          $  (3)
 Federal funds sold                      (22)             8            (30)        (161)             -           (161)
 Loans                                     2             22            (20)         437           (156)           593
                                    --------     ----------    -----------     --------     ----------    -----------
  Total                                  122            126             (4)         307           (122)           429
                                    --------     ----------    -----------     --------     ----------    -----------

Interest-bearing liabilities:
 Demand deposits                          73            (69)           142          (41)            31            (72)
 Savings deposits                         55             17             38           30            (27)            57
 Time deposits                           (87)            54           (141)          14            (68)            82
 Short-term borrowings                     -             (1)             1           14              3             11
                                    --------     ----------    -----------     --------     ----------    -----------
   Total                                  41              1             40           17            (61)            78
                                    --------     ----------    -----------     --------     ----------    -----------
    Net interest income                 $ 81           $125          $ (44)       $ 290          $ (61)         $ 351
                                    ========     ==========    ===========     ========     ==========    ===========

                                            1998 Compared to 1997
                                    --------------------------------------
                                    Interest
                                     Income/     Variance Attributable To
                                     Expense    --------------------------
                                    Variance       Rate          Volume
                                    ---------   ----------    ------------
Interest-earning assets:
 Taxable investment securities          $ 54         $ (26)         $   80
 Federal funds sold                      178           (20)            198
 Loans                                   655           (82)            737
                                    --------     ---------     -----------
  Total                                  887          (128)          1,015
                                    --------     ---------     -----------

Interest-bearing liabilities:
 Demand deposits                         179           (15)            194
 Savings deposits                         86             5              81
 Time deposits                           191             9             182
 Short-term borrowings                   (13)            -             (13)
                                    --------     ---------     -----------
   Total                                 443            (1)            444
                                    --------     ---------     -----------
    Net interest income                 $444         $(127)         $  571
                                    ========     =========     ===========

Provision for Loan Losses

The provision for loan losses is charged to income in an amount necessary to maintain an allowance for loan losses adequate to provide for expected losses in the Bank's loan portfolio. The level of the allowance for loan losses is determined by management's assessment of a variety of factors, including the collectibility of past due loans, volume of new loans, composition of the loan portfolio, and general economic outlook. Loan losses and recoveries are charged or credited directly to the allowance for loan losses.

The provision for loan losses was $141,000 in 2000, down 18% from 1999. Management increased the provision for loan losses to $173,000 in 1999 from $166,000 in 1998. The increase in the loan loss provision in 1999 was made because of increased charge-offs in the loan portfolio. The Bank's allowance for loan losses as a percentage of gross loans was 1.3% at the end of 2000 and 1.0% and 1.2% at the end of 1999 and 1998, respectively. Additional information regarding loan loss provisions is discussed in "Nonperforming and Problem Assets."

Noninterest Income

Noninterest income consists of revenues generated from a variety of financial services and activities. The majority of noninterest income is a result of service charges on deposit accounts including charges for insufficient funds, checks and fees charged for non-deposit services. Noninterest income also includes fees charged for various bank services such as safe deposit box rental fees and letter of credit fees and secondary market mortgage loan origination fees. A portion of noninterest income is gains on the sale of investment securities. Although the Bank generally follows a buy and hold philosophy with respect to investment securities, occasionally the need to sell some investment securities is created by changes in market rate conditions or by efforts to restructure the portfolio to improve the Bank's liquidity or interest rate risk positions.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

During 2000, noninterest income increased $47,000 to $312,000. Noninterest income decreased 3.6% to $265,000 during 1999 from $275,000 in 1998. The majority of the increase in noninterest income in 2000 was due to increased service charges on deposit accounts due to an increased fee structure and increased ATM and check cashing fees. Also, in 1998 the bank began originating home mortgages for placement in the secondary market and received $12,000, $28,000 and $27,000 in fee income in 2000, 1999 and 1998, respectively.

The Bank's fee structure is reviewed annually to determine if adjustments to fees are warranted. The last fee adjustment was made in the fourth quarter of 1999. Management believes that the current fee structure is competitive in the Bank's market.

The sources of noninterest income for the past three years are summarized in the table below.

                   Sources of Noninterest Income (thousands)

                                                         Years Ended December 31,
                                             -----------------------------------------------
                                                2000              1999             1998
                                             ------------     ------------      ------------
Service charges in deposit accounts          $        182     $        172      $        169
Gain on sale of investment securities                   -               (1)                -
Mortgage loan origination fees                         12               28                27
Administration fees                                    30               13                13
Other                                                  88               53                66
                                             ------------     ------------      ------------
 Total noninterest income                    $        312     $        265      $        275
                                             ============     ============      ============

Noninterest Expense

Noninterest expense decreased 11.2% in 2000 to $1.7 million, a reduction of $211,000. Noninterest expense increased $267,000, or 16.6% to $1.9 million in 1999 from $1.6 million in 1998. The overhead ratio of noninterest expense to adjusted total revenues (net interest income plus noninterest income excluding securities transactions) was 75% in 2000 and 90% in 1999 and 1998.

Total personnel expenses, the largest component of noninterest expense, decreased $75,000, or 9.5% in 2000 to $718,000 these expenses increased $45,000 or 6.0% during 1999. During 1998 personnel expenses increased $163,000 to $748,000. These fluctuations in expense are due to an effort by Company management to enhance compensation for key employees during 1999 and a decrease in the number of employees as a result on increased efficiencies during 2000. Total full time equivalent employees were 20, 25 and 30 at December 31, 2000, 1999 and 1998. Management expects the number of full-time equivalent employees to remain constant through 2001.

Combined occupancy and furniture and equipment expense remained relatively constant at $247,000 during 2000, $252,000 during 1999 and $244,000 in 1998.

Professional services expense, fees paid to attorneys, independent auditors, consultants and bank examiners increased to $86,000 during 2000 from $80,000 during 1999. During 1998 these expenses decreased to $39,000 or 55.2%. The increases in 2000 and 1999 are due to the decision to outsource certain functions that were performed in-house in 1998 and increased bank examiner's fees.

Data processing services consisting primarily of account processing, credit card processing fees, and product licensing fees increased $24,000 or 11.8% during 2000 to $228,000 and 27.3% during 1999 primarily due to the addition of new products. These expenses increased $13,000 or 8.8% during 1998 to $161,000. These fees relate directly to the number of accounts serviced and transactions processed. Management expects these expenses to continue to increase as the Bank grows.

During 2000, management made a focused effort to reduce noninterest expense and was successful. Noninterest expense has increased in 1999 and 1998 and will most likely continue to increase as the Bank grows. However, as the Bank becomes more mature, growth in net interest income will outpace growth in noninterest expense. Accordingly, management believes the Bank's overhead ratio will continue to improve. The primary elements of noninterest expense for the past three years are as summarized in the following table.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

                  Sources of Noninterest Expense (thousands)

                                                         Years Ended December 31,
                                             -----------------------------------------------
                                                  2000            1999             1998
                                             ------------     ------------      ------------
Salaries and wages                           $        619     $        686      $        652
Employee benefits                                      99              107                96
                                             ------------     ------------      ------------
 Total personnel expense                              718              793               748

Occupancy expense                                     146              139               121
Furniture and equipment                               102              113               124
Printing and supplies                                 115              132                95
Professional services                                  86               80                39
Postage                                                41               44                41
Telephone                                              24               23                22
Dues and subscriptions                                  8               12                19
Education and seminars                                  6               17                21
Advertising and public relations                       21               46                56
Insurance expense                                      13               33                31
Regulatory assessments                                 53               45                 3
Data processing                                       228              204               159
Stock transfer agent fees                              13                7                 8
Amortization of organizational cost                     -               18                29
Year 2000 testing                                       -               28                23
Other operating expense                                94              145                73
                                             ------------     ------------      ------------
 Total other expenses                        $      1,668     $      1,879      $      1,612
                                             ============     ============      ============

Year 2000 Compliance

Like most financial service providers, the Company and the operations of the Bank had the potential to be significantly affected by the Y2K issue due to its dependence on technology and sensitive data. Neither the Company nor Bank experienced any major Y2K related problems. There was no Y2K related expense in 2000 and those expenses were $28,000 in 1999 and $23,000 in 1998.

Income Taxes

Income tax expense is based on amounts reported in the statements of income (after adjustments for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The deferred tax assets and liabilities represent the future Federal income tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company's deferred income tax benefits and liabilities are the result of temporary differences in loss carryforwards, provisions for loan losses, valuation reserves, depreciation, deferred income, and investment security discount accretion.

Net deferred income tax assets of $262,000, $395,000 and $409,000 at December 31, 2000, 1999, and 1998, respectively, are offset by a valuation allowance. Accordingly, no income tax expense or benefit was reported during the past three years..

================================================================================

Management's Discussion and Analysis

--------------------------------------------------------------------------------

Earning Assets

Average earning assets were $46.5 million during 2000 and 1999. Average earning assets increased 7.9% during 1999 from 1998 when the average was $43.1 million. The percent of average earning assets to total assets has not changed significantly during the past three years. The ratio was 89.7%, 89.2% and 90.0% during 2000, 1999, and 1998, respectively. The mix of average earning assets did not change materially during 2000 from 1999. The mix of average earning assets changed during 1999 with a larger portion of the Bank's funds being invested in higher yielding loans. For 1999, average net loans represented 61.2% of average assets. This is a significant increase from 53.1% in 1998. Average investment securities decreased to 25.9% of total average assets during 1999. This number was down from 28.3% in 1998. Average noninterest earning assets decreased to $5.3 million in 2000 after an increase in 1999 to $5.7 million from $4.8 million in 1998. A summary of average assets is shown in the following table.

                         Average Asset Mix (thousands)

                                                                                  Years Ended December 31,
                                                                      ------------------------------------------------------
                                                                            2000               1999               1998
                                                                      ----------------   ----------------   ----------------
                                                                      Average            Average            Average
                                                                      Balance  Percent   Balance  Percent   Balance  Percent
                                                                      -------  -------   -------  -------   -------  -------
Earnings assets:
 Loans, net                                                           $31,719    61.19%  $31,950    61.19%  $25,454    53.14%
 Investment securities                                                 14,267    27.52    13,515    25.88    13,563    28.31
 Federal funds sold and other                                             517     1.00     1,080     2.08     4,112     8.58
                                                                      -------   ------   -------   ------   -------   ------
 Total earning assets                                                  46,503    89.71    46,545    89.15    43,129    90.03
                                                                      -------   ------   -------   ------   -------   ------

Nonearning assets:
 Cash and due from banks                                                3,011     5.81     3,294     6.31     2,447     5.11
 Premises and equipment                                                 1,961     3.78     1,957     3.75     1,897     3.96
 Other assets                                                             360      .70       416      .79       431      .90
                                                                      -------   ------   -------   ------   -------   ------
 Total nonearning assets                                                5,332    10.29     5,667    10.85     4,775     9.97
                                                                      -------   ------   -------   ------   -------   ------
 Total assets                                                         $51,835   100.00%  $52,212   100.00%  $47,904   100.00%
                                                                      =======   ======   =======   ======   =======   ======

Loans

The Bank makes both consumer and commercial loans to borrowers in all neighborhoods within its market area, including the low- and moderate-income areas. The Bank's market area is generally defined to be all or portions of the Pulaski, Giles, Wythe, Montgomery and Bland Counties of Virginia and the City of Radford, Virginia. The Bank emphasizes consumer based installment loans, commercial loans to small and medium sized businesses and real estate loans.

Net loans consist of total loans less unearned income and the allowance for loan losses. Average net loans decreased less than 1% during 2000 to $31.7. Average net loans increased 25.5% to $32.0 million in 1999 and 44.2% to $25.5 million during 1998. The increase in average net loans outstanding during the past years is due to the efforts of the Bank's management, increases in loan demand and to the Bank's growing reputation in the community. Loan growth slowed during 2000 as management focused efforts on profitability not growth.

A significant portion of the loan portfolio, $15.5 million or 46.2%, is made up of loans secured by various types of real estate. Total loans secured by one to four family residential properties represented 43.1% and 42.5% of total loans at the end of 2000 and 1999, respectively. Loans for commercial and business purposes increased 6.5% to $13.4 million at the end of 2000 compared to 1999 year end numbers. The amounts of loans outstanding by type at December 31, 2000 and 1999 are shown in the following table.

================================================================================

Management's Discussion and Analysis

--------------------------------------------------------------------------------

                      Loan Portfolio Summary (thousands)

                                           December 31, 2000   December 31, 1999
                                           ------------------  ------------------
                                            Amount      %       Amount      %
                                           --------  --------  --------  --------
Construction and development                $   232      .69%   $   567     1.77%
Farmland                                         68      .20         76      .25
1-4 family residential                       14,477    43.08     13,582    42.45
Nonfarm, nonresidential                         745     2.22        628     1.96
                                            -------   ------    -------   ------
Total real estate                            15,522    46.19     14,853    46.43

Agricultural                                     40      .12         74      .23
Commercial and industrial                    13,376    39.80     12,562    39.27
Credit cards and other revolving credit         524     1.56        458     1.43
Other consumer                                4,145    12.33      3,970    12.41
State and political subdivisions                  -        -         69      .21
Other                                             -        -          6      .02
                                            -------   ------    -------   ------
     Total                                  $33,607   100.00%   $31,992   100.00%
                                            =======   ======    =======   ======

The maturity distribution as of December 31, 2000 is set forth in the following table.

                     Maturity Schedule of Loans (thousands)

                                                                           December 31, 2000
                                                            ------------------------------------------------
                                                             Commercial
                                                            Financial and   Real                  Total
                                                                                            ----------------
                                                             Agriculture   Estate   Others  Amount      %
                                                            -------------  -------  ------  -------  -------
Total loans:
 One year or less                                                 $ 2,552  $   294  $1,412  $ 4,258   12.67%
 Over one to three years                                            1,386      400   1,287    3,073    9.14
 Over three to five years                                             977      635   1,823    3,435   10.22
 Over five years                                                    8,501   14,193     147   22,841   67.67
                                                                  -------  -------  ------  -------  ------
     Total loans                                                  $13,416  $15,522  $4,669  $33,607  100.00%
                                                                  =======  =======  ======  =======  ======

Investment Securities

The Bank uses its investment portfolio to provide liquidity for unexpected deposit decreases, to fund loans, to meet the Bank's interest rate sensitivity goals, and to generate income.

Securities are classified as securities held to maturity when management has the intent and the Company has the ability at the time of purchase to hold the securities to maturity. Securities held to maturity are carried at cost adjusted for amortization or premiums and accretion of discounts. Securities to be held for indefinite periods of time are classified as securities available for sale. Unrealized gains and losses on securities available for sale are recognized as direct increases or decreases in shareholders' equity. Securities available for sale include securities that may be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, general liquidity needs and other similar factors. The entire securities portfolio is classified as available for sale.

Management of the investment portfolio has always been conservative with virtually all investments taking the form of purchases of U.S. Treasury, U.S. Government agency and State and local bond issues. Management views the investment portfolio as a source of income, and purchases securities with that in mind. However, adjustments are necessary in the portfolio to provide an adequate source of liquidity which can be used to meet funding requirements for loan demand and deposit fluctuations and to control interest rate risk. Therefore, management may sell certain securities prior to their maturity.

================================================================================

Management's Discussion and Analysis

--------------------------------------------------------------------------------

The table bellow presents the investment portfolio at December 31, 2000 by major types of investments and maturity ranges. Maturities may differ from scheduled maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid prior to the scheduled maturity date. Maturities on all other securities are based on the contractual maturity.

                         Investment Securities (thousands)

                                                                 December 31, 2000
                                    ----------------------------------------------------------------------------

                                             Amortized Cost Due
                                    -----------------------------------
                                                 After One   After Five   After
                                    In One Yr.    Through     Through      Ten       Equity               Fair
                                     or Less     Five Yrs.    Ten Yrs.    Years    Securities   Total     Value
                                    ----------   ---------   ----------   ------   ----------  -------   -------
U.S. Treasury                       $        -   $       -   $        -   $    -   $        -  $     -   $     -
U. S. Government agencies                4,040       2,337        6,255        -            -   12,632    12,541
State and political subdivisions           384           -            -        -            -      384       385
Mortgage-backed securities                   -           -          994    1,007            -    2,001     1,981
Equity securities                            -           -            -        -          366      366       366
                                    ----------   ---------   ----------   ------   ----------  -------   -------
 Total                              $    4,424   $   2,337   $    7,249   $1,007   $      366  $15,383   $15,273
                                    ==========   =========   ==========   ======   ==========  =======   =======

Weighted average yields:

U.S. Treasury                                -%          -%           -%       -%                    -%
U.S. Government agencies                  6.26        6.04         6.27        -                  6.22
State and political subdivisions          7.28           -            -        -                  7.28
Mortgage-backed securities                   -           -         6.99     6.16%                 6.57
                                    ----------   ---------   ----------   ------               -------
 Consolidated                             6.35%       6.04%        6.56%    6.16%                 6.34%
                                    ==========   =========   ==========   ======               =======

The rising interest rate environment in the past two years caused the average yield on the investment portfolio to increase to 6.8% and 6.2% in 2000 and 1999, respectively from 5.9% in 1998. At December 31, 2000, the market value of the investment portfolio was $15.3 million, representing depreciation of $110,000 below amortized cost. This compared to a market value of $14.2 million and a depreciation of $486,000 below amortized cost a year earlier. This increase in market value is due primarily to the falling rate environment at the end of 2000.

Federal Funds Sold

Federal funds represent the most liquid portion of the Bank's invested funds and generally the lowest yielding portion of earning assets. Management has made an effort to maintain Federal funds at the lowest level possible consistent with prudent interest rate risk management strategies and liquidity needs. Average Federal funds sold were $517,000 in 2000, a decrease of $563,000 or 52.1% from 1999. Average Federal funds sold were $1.1 million in 1999, a decrease of $3.0 million from the 1998 average. Average Federal funds sold were 1.0%, 2.1% and 8.6% of total average interest-earning assets in 2000, 1999 and 1998, respectively.

Deposits

The Bank relies on deposits generated in its market area to provide the majority of funds needed to support lending activities and for investments in liquid assets. More specifically, core deposits (total deposits less time deposits in denominations of $100,000 or more) are the primary funding source.

The Bank's balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. Market conditions have resulted in depositors shopping for better deposit rates more than in the past. An increased customer awareness of interest rates adds to the importance of rate management. The Bank's management must continuously monitor market pricing, competitor's rates, and internal interest rate spreads to maintain the Bank's growth and profitability. The Bank attempts to structure rates so as to promote deposit and asset growth while at the same time increasing the overall profitability of the Bank.

===============================================================================

Management's Discussion and Analysis

-------------------------------------------------------------------------------

Average total deposits were $45.4 million in 2000 which represents a slight decrease of less than 1% from $45.6 million in 1999. Average total deposits were $41.7 million during 1998, an increase of 34.3% over 1997. Average core deposits were $41.7 million in 2000, up from $41.3 million in 1999 and $37.2 million in 1998. The percentage of the Bank's average deposits that are interest-bearing increased to 91.8% from 87.5% in 1999. Average demand deposits which earn no interest decreased $2.0 million to $3.7 million in 2000 as compared to 1999.

The average certificates of deposit issued in denominations of $100,000 or more decreased to $3.7 million in 2000 from $4.2 million in 1999. Average certificates of deposit issued in denominations of $100,000 or more as a percentage of total average deposits were 8.2%, 9.3% and 10.8% for the years ended December 31, 2000, 1999, and 1998, respectively.

Large municipal deposits from local governments were $12.3 million, $13.4 million and $12.5 million at December 31, 2000, 1999 and 1998, respectively. Management believes that the Bank is paying market rates for these deposits. Management's strategy has been to support loan and investment growth with core deposits and not to aggressively solicit the more volatile, large denomination certificates of deposit. Large denomination certificates of deposit and large municipal deposits are particularly sensitive to changes in interest rates. Management considers these deposits to be volatile and invests these funds in order to minimize liquidity and interest rate risks.

Average deposits for the three years ended December 31, 2000, 1999 and 1998 are summarized in the following table.

                            Deposit Mix (thousands)


                                                             Years Ended December 31,
                                     ------------------------------------------------------------------------------
                                               2000                        1999                         1998
                                     -----------------------      --------------------        ---------------------

                                      Average                     Average                     Average
                                      Balance        Percent      Balance      Percent        Balance       Percent
                                      -------        -------      -------      -------        -------       -------
Interest-bearing deposits:
 Now accounts                         $ 14,417        31.76%      $ 11,052       24.27%       $ 12,890        30.90%
 Money market                            4,561        10.05          4,543        9.97           3,393         8.13
Savings                                  4,023         8.86          2,871        6.30           2,425         5.81
Other time deposits                     14,962        32.96         17,140       37.63          15,379        36.88
Large denomination time deposits         3,702         8.15          4,230        9.29           4,508        10.81
                                      --------       ------       --------      ------        --------       ------
Total interest bearing deposits         41,665        91.78         39,836       87.46          38,595        92.53

Noninterest bearing deposits:
 Demand deposits                         3,730         8.22          5,711       12.54           3,117         7.47
                                      --------       ------       --------      ------        --------       ------
Total deposits                        $ 45,395       100.00%      $ 45,547      100.00%       $ 41,712       100.00%
                                      ========       ======       ========      ======        ========       ======

The following table provides maturity information relating to time deposits of $100,000 or more at December 31, 2000 and 1999.

                  Large Time Deposit Maturities, (thousands)


                                                          2000          1999
                                                       ----------    ---------

Remaining maturity of three months or less             $    1,644    $   1,821
Remaining maturity over three through twelve months         1,672        1,017
Remaining maturity over twelve months                       1,425        1,203
                                                       ----------    ---------
  Total time deposits of $100,000 or more              $    4,741    $   4,041
                                                       ==========    =========

===============================================================================

Management's Discussion and Analysis

-------------------------------------------------------------------------------

Other Borrowed Funds

Other borrowed funds consist of a mortgage loan of $120,000 and $127,000 at December 31, 2000 and 1999, respectively. The average balance for 2000 and 1999 was $123,000 and $129,000, respectively. Interest expense was $7,000 for each of the past three years.

The Company had short-term debt at December 31, 2000 consisting of $18,000 in Federal Funds purchased. There was no short-term debt at December 31, 1999. The average balance of Federal funds purchased was $162,000 and $146,000 in 2000 and 1999, respectively. There were no Federal funds purchased in 1998. The related interest expense on these borrowings was $11,000 in 2000 and 1999 for a cost of funds of 6.8% and 6.5%, respectively.

Capital Adequacy

Regulatory guidelines relating to capital adequacy provide minimum risk-based ratios which assess capital adequacy while encompassing all credit risks, including those related to off-balance sheet activities. Capital ratios under these guidelines are computed by weighing the relative risk of each asset category to derive risk-adjusted assets. The risk-based capital guidelines require minimum ratios of core (Tier I) capital (common stockholders' equity and qualifying preferred stockholders' equity, less intangible assets) to risk-weighted assets of 4.0% and total regulatory capital (core capital plus allowance for loan losses up to 1.25% of risk-weighted assets and qualifying subordinated debt) to risk-weighted assets of 8.0%. See "Supervision and Regulation."

In addition, a minimum leverage ratio of average Tier I capital to average total assets for the previous quarter, ranging from 3% to 5%, is required by federal bank regulators subject to the regulator's evaluation of the Bank's overall safety and soundness. As of December 31, 1999, the Bank had a ratio of year-end Tier I capital to average total assets for the fourth quarter of 7.9%. The Bank exceeds all required regulatory capital ratios and is considered well capitalized.

Shareholders' equity was $6.8 million at year-end 2000 which was an increase of $777,000 over 1999. This increase was due to net income of $401,000 and an increase in the market value of investment securities of $376,000. Equity was $5.8 million at December 31, 1999. Average shareholders' equity as a percentage of average total assets was 11.6% in 2000 and 11.5% in 1999.

At December 31, 2000 the Bank had a ratio of Tier I capital to risk-weighted assets of 13.8% and a ratio of total regulatory capital to risk-weighted assets of 15.0%, well above the regulatory minimum of 4.0% and 8.0%, respectively.

The Bank's analysis of capital for the quarters December 31, 2000 and 1999 is presented in the following table.

                        Risk-Based Capital, (thousands)



                                                                2000      1999
                                                              -------   -------

Tier I capital                                                $ 4,383   $ 3,961
Qualifying allowance for loan losses/1/                           399       314
                                                              -------   -------
     Total regulatory capital                                 $ 4,782   $ 4,275
                                                              =======   =======

     Total risk-weighted assets                               $31,881   $30,336
                                                              =======   =======

Tier I as a percent of risk-weighted assets                     13.75%    13.06%
Total Tier II capital as a percent of risk-weighted assets      15.00%    14.09%
Leverage ratio/2/                                                8.67%     7.89%

----------------------
  /1/ Limited to 1.25% of risk-weighted assets.
  /2/ Period end Tier I capital to adjusted average assets per quarter.

===============================================================================

Management's Discussion and Analysis

-------------------------------------------------------------------------------

Common Stock Outstanding

At December 31, 1997 the Company had 546,399 shares of common stock outstanding. During 1997 the Company filed for, and received approval from the SEC for a secondary stock offering of common stock at a price of $9 per share. The stock sale began on December 10, 1997 and closed February 10, 1998 after the sale of 380,000 shares for net proceeds of approximately $3.1 million. Management used the proceeds for general purposes and to finance growth. There were 926,399 common shares outstanding at December 31, 2000 and 1999. These shares are held by approximately 1,000 shareholders of record.

Nonperforming and Problem Assets

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management prudently assesses these risks and attempts to manage them effectively. The Bank also attempts to reduce repayment risks by adhering to internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow up on exceptions to credit policies.

The allowance for loan losses is maintained at a level adequate to absorb probable losses. Some of the factors which management considers in determining the appropriate level of the allowance for credit losses are: past loss experience, an evaluation of the current loan portfolio, identified loan problems, the loan volume outstanding, the present and expected economic conditions in general, regulatory policies, and in particular, how such conditions relate to the market areas that the Bank serves. Bank regulators also periodically review the Bank's loans and other assets to assess their quality. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

The accrual of interest on loans is discontinued on a loan when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed.

The provision for loan losses, net charge-offs and the activity in the allowance for loan losses is detailed in the following table.

                     Allowance for Loan Losses (thousands)


                                                   December 31,
                                              -----------------------
                                               2000    1999     1998
                                              ------  ------   ------

Allowance for loan losses, beginning          $  322   $ 373   $  270
Provision for loan losses, added                 141     173      166
                                              ------   -----   ------
                                                 463     546      436

Loans charged off                                (34)   (224)     (64)
Recoveries of loans previously charged off         1       -        1
                                              ------   -----   ------
     Net charge-offs                             (33)   (224)     (63)
                                              ------   -----   ------
     Allowance for loan losses, ending        $  430   $ 322   $  373
                                              ======   =====   ======

The loan portfolio also included loans to various borrowers (watch loans) at period-end for which management had concerns about the ability of the borrowers to continue to comply with present loan repayment terms, and which could result in some or all of these loans being uncollectible. Management monitors these loans carefully and has provided for these loans in the allowance for loan losses.

Management realizes that general economic trends greatly affect loan losses and no assurances can be made about future losses. Management does, however, consider the allowance for loan losses to be adequate at December 31, 2000 and 1999. The allocation of the reserve for loan losses is shown in the following table.

===============================================================================

Management's Discussion and Analysis

-------------------------------------------------------------------------------


            Allocation of the Allowance for Loan Losses (thousands)

                                                                December 31,
                                           ----------------------------------------------------------
                                                 2000                 1999               1998
                                           ----------------     ----------------     ----------------

Balance at end of period applicable to:    Amount   Percent/1/   Amount  Percent/1/   Amount   Percent/1/
-----------------------------------------  ------   --------     ------  --------     -------  --------
Commercial, financial and agricultural     $  182      39.92%    $  168  $  39.50%    $   222     43.28%
Real estate, construction                       -        .69          -      1.77           -      2.32
Real estate, mortgage                          91      45.50         71     44.66          63     38.03
Installment loans to individuals, other       157      13.89         83     14.07          88     16.37
                                           ------    -------     ------   -------     -------    ------
     Total                                 $  430     100.00%    $  322  $ 100.00%    $   373    100.00%
                                           ======    =======     ======   =======     =======    ======

----------------------------------
     1 Percent of loans in each category to total loans.

Nonperforming Assets at December 31, 2000 and 1999 are analyzed in the table below.

                       Nonperforming Assets (thousands)


                                                            December 31,
                                                     -------------------------
                                                       2000     1999     1998
                                                     -------  --------  -------

Nonaccrual loans                                     $   127  $    127  $   330
Restructured loans                                       113         -        -
Foreclosed and in-substance foreclosed properties          -        24        1
                                                     -------  --------  -------
                                                     $   240  $    151  $   331
                                                     =======  ========  =======


Nonperforming assets were .7% and .5% of gross loans outstanding at year-end
2000 and 1999, respectively. In addition to the nonperforming assets, loans which were past due 90 days or more amounted to less than $1,000 at December 31, 2000 and 1999. Net loan charge-offs as a percentage of average loans were .1%,
 .7%, and .2% in 2000, 1999 and 1998, respectively. The allowance for loan losses was $430,000, $322,000 and $373,000 at December 31, 2000, 1999 and 1998,
respectively, or 1.3% of gross loans at December 31, 2000 and 1.0% and 1.2% for December 31, 1999 and 1998, respectively.

Liquidity and Sensitivity

The principal goals of the Bank's asset and liability management strategy are the maintenance of adequate liquidity and the management of interest rate risk. Liquidity is the ability to convert assets to cash in order to fund depositors' withdrawals or borrowers' loans without significant loss. Interest rate risk management balances the effects of interest rate changes on assets that earn interest against liabilities on which interest is paid, to protect the Bank from wide fluctuations in its net interest income which could result from interest rate changes.

Management must insure that adequate funds are available at all times to meet the needs of its customers. On the asset side of the balance sheet, maturing investments, loan payments, maturing loans, federal funds sold, and unpledged investment securities are principal sources of liquidity. On the liability side of the balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates, Federal funds lines from correspondent banks, borrowings from the Federal Reserve Bank, as well as the ability to generate funds through the issuance of long-term debt and equity.

Interest rate risk is the effect that changes in interest rates would have on interest income and interest expense as interest-sensitive assets and interest-sensitive liabilities either reprice or mature. Management attempts to maintain the portfolios of earning assets and interest-bearing liabilities with maturities or repricing opportunities at levels that will afford protection from erosion of net interest margin, to the extent practical, from changes in interest rates.

================================================================================

Management's Discussion and Analysis

--------------------------------------------------------------------------------

The table below shows the sensitivity of the Bank's balance sheet at the dates indicated, but is not necessarily indicative of the position on other dates.

                                        Interest Rate Sensitivity

                                                        December 31, 2000
                                                       Maturities/Repricing
                                      ----------------------------------------------------
                                         1-3        4-12      13-60   Over 60
                                        Months     Months    Months    Months     Total
                                       --------   --------   -------   -------   -------
Earning assets:
 Loans                                 $  4,385   $  3,265   $23,884   $ 2,073   $33,607
 Investments                              2,899      1,525     2,337     8,512    15,273
 Federal funds sold                          50          -         -         -        50
                                       --------   --------   -------   -------   -------
  Total                                   7,334      4,790    26,221    10,585    48,930
                                       --------   --------   -------   -------   -------

Interest-bearing liabilities:
 Now accounts                            12,744          -         -         -    12,744
 Money market                             9,292          -         -         -     9,292
 Certificates of deposit                  3,207      9,998     6,201         -    19,406
 Other borrowed funds                        20          5        32        81       138
                                       --------   --------   -------   -------   -------
     Total                               25,263     10,003     6,233        81    41,580
                                       --------   --------   -------   -------   -------
Interest rate gap                      $(17,929)  $ (5,213)  $19,988   $10,504   $ 7,350
                                       ========   ========   =======   =======   =======

Cumulative interest sensitivity gap    $(17,929)  $(23,142)  $(3,154)  $ 7,350

Ratio of sensitivity gap to total
 earnings assets                         (36.64)%   (10.65)%   40.85%    21.47%    15.02%
Cumulative ratio of sensitivity gap
 to total earnings assets                (36.64)%   (46.44)%   (6.45)%   15.02%

At December 31, 2000, the Company was cumulatively asset-sensitive (earning assets subject to interest rate changes exceeded interest-bearing liabilities subject to changes in interest rates). NOW, savings and money market account repricing within three months were $22.0 million, which historically have not been as interest-sensitive as other types of interest-bearing deposits.
Removing the impact of NOW and money market accounts, the Bank is asset sensitive in the three month or less time period, with the four to twelve months time period being liability-sensitive, the thirteen to sixty months time period being asset-sensitive and the over sixty months time period being asset-sensitive.

Certificates of deposit in denominations of $100,000 or more and large municipal deposits are especially susceptible to interest rate changes. These deposits are matched with short-term investments. Matching sensitive positions alone does not ensure that the Bank has no interest rate risk. The repricing characteristics of assets are different from the repricing characteristics of funding sources. Thus, net interest income can be impacted by changes in interest rates even if the repricing opportunities of assets and liabilities are perfectly matched.

Effects of Inflation

Interest rates are affected by inflation, but the timing and magnitude of the changes may not coincide with changes in the consumer price index. Management actively monitors the Bank's interest rate sensitivity in order to minimize the effects of inflationary trends on the Bank's operations. Other areas of non-interest expenses may be more directly affected by inflation.

================================================================================

Management's Discussion and Analysis

--------------------------------------------------------------------------------

Selected Financial Data

The following table summarizes selected financial data considered to be significant indicators of the Bank's operating results and financial condition for the periods indicated.

                            Selected Financial Data

                                      2000              1999             1998              1997
                                   ---------         ---------         ---------        ----------
Summary of Operations

 Interest income                     $ 3,770           $ 3,648           $ 3,341           $ 2,454
 Interest expense                      1,872             1,831             1,813             1,371
                                     -------           -------           -------           -------
  Net interest income                  1,898             1,817             1,528             1,083

 Provision for credit losses             141               173               166               186
 Other income                            312               265               275               153
 Other expense                         1,668             1,880             1,613             1,297
 Income taxes                              -                 -                 -                 -
                                     -------           -------           -------           -------
  Net income                         $   401           $    29           $    24           $  (247)
                                     =======           =======           =======           =======
Per Share Data

 Basic earnings per share            $   .43           $   .03           $   .03           $  (.45)
 Diluted earnings per share              .41               .03               .03              (.45)
 Book value                             7.09              6.25              6.74              5.69

Average Balance Sheet Summary

 Loans, net                          $31,719           $31,950           $25,454           $17,652
 Securities                           14,267            13,515            13,563            12,242
 Total assets                         51,835            52,212            47,904            34,677
 Deposits                             45,395            45,547            41,712            31,057
 Shareholders' equity                  6,012             6,016             5,951             3,190

Selected Ratios

 Average equity to average assets      11.60%            11.52%            12.42%             9.20%
 Return on average assets                .08%              .06%              .06%             (.71)%
 Return on average equity               6.67%              .48%              .40%            (7.75)%

===============================================================================
Board of Director and Officers
-------------------------------------------------------------------------------


                              Board of Directors
                              ------------------



Sybil S. Atkinson..................................... Mediaid of America, Inc.

Jack W. Bowling......................................H.T. Bowling, Incorporated

Jackson M. Bruce....................Gilmer, Sadler, Ingram, Sutherland & Hutton

Randolph V. Chrisley..............................Pulaski Furniture Corporation

Hiawatha Nicely, Jr................................New Century Consultants, Inc.

A. Carole Pratt............................................Pratt & Mansell, DDS

David W. Ratcliff, Jr.................................Alliant TechSystems, Inc.

Nathaniel R. Tuck..............................Tuck Clinic of Chiropractic, P.C.

J. David Wine.....................................Advanced Health Services, Inc.



                                 Bank Officers
                                 -------------



Phillip M. Baker................................................President & CEO

Deborah Boyd.......................................................Loan Officer

Layne E. Burcham............................................Senior Loan Officer

Michael D. Ware....................................................Loan Officer

Jackie Reichner.......................................Senior Operations Officer

Debra A. Dunford.............................................Compliance Officer

===============================================================================

Stockholder Information

-------------------------------------------------------------------------------

Annual Meeting
--------------

The annual meeting of stockholders will be held at 10:00 a.m. on April 12, 2001 in the Training Room at Community National Bank, 900 Memorial Drive, Pulaski, Virginia.



Requests for Information
------------------------

Requests for information should be directed to Phillip Baker, President & CEO, at Community National Bank, Post Office Box 1060, Pulaski, Virginia, 24301; Telephone (540) 994-0831. A copy of the Company's Form 10-KSB for 2000 will be furnished, without charge, after March 31, 2001 upon written request and is available on the internet at http://www.sec.gov.


Common Stock Market Information                                                       Stock Transfer Agent
-------------------------------                                                       --------------------
Davenport & Company, LLC                                                              First Citizens Bank & Trust
101 South Jefferson Street                                                            Post Office Box 29522
Roanoke, Virginia 24011                                                               Raleigh, North Carolina 27626



Independent Auditors                                                                  Legal Counsel
--------------------                                                                  -------------

Larrowe & Company, PLC                                                                Gentry, Locke, Rakes, & Moore, LLP
Certified Public Accountants and Consultants                                          Post Office Box 40013
Post Office Box 760                                                                   Roanoke, Virginia 24022-0013
Galax, Virginia 24333


Main Office                                         Downtown Office                   ATM
-----------                                         ---------------                   ---

900 Memorial Drive                                  202 N. Washington Ave.            New River Community College
Pulaski, Virginia                                   Pulaski, Virginia                 Martin Hall
                                                                                      Dublin, Virginia


                                                                                      Pulaski Community Hospital
                                                                                      Pulaski, Virginia